UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HERITAGE COMMERCE CORP

(Name of Issuer)

COMMON STOCK (NO PAR VALUE)

(Title of Class of Securities)

426927109

(CUSIP Number)

Concerned Shareholders Committee of Heritage Commerce Corp

3353 De La Cruz Blvd.

Santa Clara, CA  95054

Attn: Tracey Enfantino

(408) 980-1711

With copy to:

Gordon Bava, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Blvd.

Los Angeles, CA  90064-1614

(310) 312-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Carmichael, Jr. IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,865 (0.69%)

	8.	Shared Voting Power 1,428 (0.01%)

	9.	Sole Dispositive Power 78,865 (0.69%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.70%

14.	Type of Reporting Person (See Instructions) IN

(Page 2 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James L. D’Amico IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,700 (0.93%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 106,700 (0.93%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.93%

14.	Type of Reporting Person (See Instructions) IN

(Page 3 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tracey Enfantino IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,850 (0.11%)

	8.	Shared Voting Power 26,895 (0.24%)

	9.	Sole Dispositive Power 12,850 (0.11%)

	10.	Shared Dispositive Power 26,895 (0.24%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,745

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) IN

(Page 4 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Peters IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 226,286 (1.97%)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 226,286 (1.97%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.97%

14.	Type of Reporting Person (See Instructions) IN

(Page 5 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Del Biaggio III IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 136,294 (1.19%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 136,294 (1.19%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.19%

14.	Type of Reporting Person (See Instructions) IN

(Page 6 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary L. Thornhill IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,286 (0.04%)

	8.	Shared Voting Power 2,852 (0.02%)

	9.	Sole Dispositive Power 4,286 (0.04%)

	10.	Shared Dispositive Power 2,852 (0.02%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) IN

(Page 7 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ranson W. Webster IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,000 (3.74%)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,000 (3.74%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000 (3.74%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.74%

14.	Type of Reporting Person (See Instructions) IN

(Page 8 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William D. Dallas IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000 (0.35%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000 (0.35%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) IN

(Page 9 of 29)

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relating to the shares of common stock of Heritage Commerce Corp (the “Issuer”), amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 23, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 4, 2004 (the “Amended Schedule 13D”).  This Amendment No. 2 is filed on behalf of the following natural persons:  Arthur C. Carmichael, Jr., James L. D’Amico, Tracey Enfantino, Robert W. Peters, William Del Biaggio III, Gary L. Thornhill, Ranson W. Webster and William D. Dallas (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The information in the Amended Schedule 13D remains accurate except to the extent it is superceded by the information in this Amendment No. 2.  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 4.                    Purpose of the Transaction

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

Effective May 6, 2004, the Reporting Persons, Norman P. Creighton, the Issuer and Brad L. Smith entered into a Settlement and Standstill Agreement (the “Settlement Agreement”).  The Settlement Agreement is included as an exhibit hereto and incorporated herein by reference.

Under the terms of the Settlement Agreement, the Reporting Persons agreed to withdraw their preliminary proxy statement, as filed with the SEC on April 23, 2004, as amended May 4, 2004 and have agreed to withdraw the Notice of the Nomination of their slate of directors that was included in the letter delivered to the board of directors of the Issuer, dated April 19, 2004.  Also, the Reporting Persons have agreed that for two years they will not participate in any of the following activities, unless approved by Issuer’s board of directors:

•      any tender or exchange offer for the Issuer’s voting stock other than, tendering or selling their own stock to another person and voting their own stock on a tender or exchange offer being made by another person;

•      sell short, or enter into any hedging, derivative or similar transactions regarding the Issuer’s voting stock;

•      solicit proxies or consents with respect to the Issuer’s voting stock or participate in any proxy solicitation with respect to the Issuer’s voting stock, except for voting the participants’ own stock;

(Page 10 of 29)

•      nominate any director for the Issuer or any of its subsidiaries, or participate with any other shareholder in doing so, except for recommending director candidates to the board of the Issuer or any board committee;

•      seek to control the management, board, policies, or affairs of the Issuer or solicit, propose, or seek any form of business combination or other extraordinary transaction with the Issuer or any restructuring, recapitalization, similar transaction, or other transaction not in the ordinary course of business, except for selling or purchasing voting stock themselves;

•      request the Issuer’s shareholder list or any information relating to beneficial owners of the Issuer’s stock or request the Issuer to distribute materials to any of the Issuer’s shareholders;

•      seek access to any of the Issuer’s books and records; or

•      enter into any shareholder agreement, voting agreement or voting trust with other shareholders.

Under the terms of the Settlement Agreement, the Issuer agreed:

•      Brad L. Smith would resign immediately as Chief Executive Officer and as a director of the Issuer;

•      to appoint William J. Del Biaggio, Jr., as its Chairman of the Board and as interim Chief Executive Officer during the search for a permanent replacement;

•      to appoint Ranson W. Webster to fill Mr. Smith’s position on the board of directors of the Issuer;

•      to re-nominate Mr. Webster to the board of directors of the Issuer at the expiration of his term in 2005 and recommend his re-election to the shareholders in the Issuer’s proxy materials for the 2005 Annual Meeting of the Shareholders of the Issuer;

•      to appoint Mr. Webster as Chairman of the Corporate Governance and Nominating Committee of the board of directors of the Issuer;

•      to consider director recommendations that the Reporting Persons may make in the future;

•      that for a period of 120 days, Norman P. Creighton will provide consulting services to the Issuer for compensation of $2,000 plus expenses; and, thereafter, Mr. Creighton and the Issuer may agree to appoint Mr. Creighton as a director of the Issuer provided he resigns from the advisory board of Comerica Bank; and

(Page 11 of 29)

•      to reimburse the Reporting Persons for expenses of up to $75,000 incurred in connection with their preliminary proxy statement.

The parties to the Settlement Agreement also agreed to a mutual release of any legal liability to the other in connection with matters concerning the annual meeting, the nomination of directors, the related proxy material and certain other matters.

The Reporting Persons believe that they have substantially accomplished the goals of their group.  Accordingly, on May 5, 2004, the Reporting Persons agreed to disband their group and will no longer operate as a group in furtherance of the purposes set forth under Item 4 of the original Schedule 13D.  Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding or disposing of  the common stock of the Issuer.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

Effective May 6, 2004, the Reporting Persons entered into the Settlement Agreement, as described above in Item 4 pursuant to which the Reporting Persons have agreed to certain restrictions with respect to the securities of the Issuer.  For further information regarding the Settlement Agreement, refer to the description of the terms as included in Item 4 above and to the Settlement Agreement, incorporated by reference and filed as an exhibit hereto.

Item 7.                    Material to be Filed as Exhibits

In addition to the exhibits to the Amended Schedule 13D, the following additional document is filed as an Exhibit hereto and is incorporated herein by reference:

Exhibit	Exhibit Description

Exhibit A	Joint Filing Statement
Exhibit D	Settlement and Standstill Agreement, entered into by and among the Reporting Persons, Norman P. Creighton, the Issuer and Brad L. Smith, dated May 6, 2004.

(Page 12 of 29)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Amendment No. 2 to Schedule 13D is true, complete and correct.

DATE: May 11, 2004
/s/ Arthur Carmichael
Arthur C. Carmichael, Jr.

/s/ James D’Amico
James L. D’Amico

/s/ Tracey Enfantino
Tracey Enfantino

/s/ Robert W. Peters
Robert W. Peters

/s/ William Del Biaggio III
William Del Biaggio III

/s/ Gary Thornhill
Gary L. Thornhill

/s/ Ranson W. Webster
Ranson W. Webster

/s/ William Dallas
William D. Dallas

(Page 13 of 29)

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 2 to Schedule 13D is filed on behalf of each of us.

DATE: May 11, 2004
/s/ Arthur Carmichael
Arthur C. Carmichael, Jr.

/s/ James D’Amico
James L. D’Amico

/s/ Tracey Enfantino
Tracey Enfantino

/s/ Robert W. Peters
Robert W. Peters

/s/ William Del Biaggio III
William Del Biaggio III

/s/ Gary Thornhill
Gary L. Thornhill

/s/ Ranson W. Webster
Ranson W. Webster

/s/ William Dallas
William D. Dallas

Exhibit D

SETTLEMENT AND STANDSTILL AGREEMENT

This Settlement and Standstill Agreement (this “AGREEMENT”) is entered into as of May 5, 2004, by Heritage Commerce Corp, a California corporation (the “COMPANY”), Brad L. Smith (“SMITH”) and James “Jim” D’Amico (“D’AMICO”), Arthur “Art” Carmichael, Jr. (“CARMICHAEL”), William “Boots” Del Biaggio, III (“DEL BIAGGIO”), William “Bill” D. Dallas (“DALLAS”), Tracey Enfantino (“ENFANTINO”), Robert W. Peters (“PETERS”), Gary L. Thornhill (“THORNHILL”), Ranson W. Webster (“WEBSTER”), and Norman “Norm” P. Creighton (“CREIGHTON”) (collectively, the “PARTICIPANTS”).  Except as the context otherwise requires, all capitalized terms shall have the meaning as defined in Section 1.2.

RECITALS:

A.                                   The Company had outstanding 11,495,008 shares of common stock, no par value as of April 1, 2004, the record date for the Company’s 2004 Annual Meeting of Shareholders.

B.                                     On April 7, 2004, the Company filed definitive proxy material with the SEC regarding the Annual Meeting.

C.                                     On April 23, 2004, D’Amico, Carmichael, Del Biaggio, Dallas, Enfantino, Peters, Thornhill and Webster filed a Schedule 13D with the SEC, as amended on May 4, 2004, reporting group ownership of approximately 9.3% of the Company’s shares outstanding as of April 1, 2004 and stating (i) their belief that the current board of directors of the Company has been ineffective in its corporate governance approach and is not sufficiently committed to maximizing shareholder value and (ii) their intention to present an alternative slate of nominees for the election of Class III directors at the Annual Meeting, and to increase the size of the board of directors of the Company by one director to 13 directors, and, conditioned on the approval of such proposal, to elect Dallas to the board of directors as an additional Class III director.

D.                                    On April 23, 2004, the Participants filed a preliminary proxy statement with the SEC, as amended on May 4, 2004, regarding the proxy solicitation referred to in Recital B, and setting forth Webster, Creighton and Dallas as the Participants’ nominees and purporting to solicit proxies for the election of two of the Company’s management nominees, Louis (“Lon”) O. Normandin and Humphrey P. Polanen.

STATEMENT OF AGREEMENT

NOW THEREFORE, the Company and each of the undersigned Participants, both severally and jointly, do hereby agree as follows:

SECTION 1 CONSTRUCTION AND DEFINITIONS

1.1 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Terms defined in the singular shall include the plural, and vice versa, and pronouns in any gender shall include the masculine, feminine, and neuter, as the context requires. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation, and use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise. All references to a “Section” refer to the sections of this Agreement, and all references to an “Exhibit” refer to the documents attached to this Agreement, unless the context otherwise requires.

1.2 DEFINITIONS. Except for the names of the parties hereto (which shall be referenced herein as defined above), the following capitalized terms used in this Agreement shall, unless the context otherwise requires, have the following meaning:

(a)                                  “AFFILIATE” of a specified Person is a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, and when used with respect to any or all of the Participants shall include the “Concerned Shareholders Committee of Heritage Commerce Corp” referred to in the Preliminary Proxy Statement.

(b)                                 “ANNUAL MEETING” shall mean the meeting of the shareholders of the Company scheduled for May 27, 2004.

(c)                                  “ASSOCIATE” shall mean, with respect to a specified Person, (1) any corporation or organization (other than the Company) of which the Person is an officer, director, or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity security as such term is defined in Rule 3a-11 of the General Rules and Regulations under the Exchange Act, (2) any trust or other estate in which the Person has a substantial beneficial interest or as to which the Person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of the Person, or any relative of the spouse, who has the same home as the Person, or is an officer or director of any corporation controlling or controlled by the Person.

(d)                                 “BENEFICIAL OWNERSHIP” with respect to a security means having or sharing the rights or powers of a “beneficial owner” determined pursuant to Rule 13d-3 of the Exchange Act.

(e)                                  “BUSINESS DAY” means any day other than a Saturday, Sunday, or other day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

(f)                                    “CLAIMANT” has the meaning specified in Section 4.1.

(g)                                 “CLAIMS” has the meaning specified in Section 4.1.

(h)                                 “CLOSE OF BUSINESS” on any given date shall mean 5:30 p.m., Pacific Time, on that date; provided, however, that if the date is not a Business Day it shall mean 5:30 p.m., Pacific Time, on the next succeeding day which is a Business Day.

(i)                                     “COMPANY” has the meaning specified in the first paragraph of this Agreement and includes all subsidiaries, Affiliates and Associates thereof and any successors thereto.

(j)                                     “COMMON STOCK” means any of the Company’s shares of common stock, no par value, which are issued and outstanding or which the Company is authorized to issue.

(k)                                  “EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended and in effect on the date of this Agreement, and all references to any rule or regulation of the General Rules and Regulations under the Exchange Act shall be, except as otherwise specifically provided herein, to the rule or regulation as was in effect on the date of this Agreement.

(l)                                     “EXPIRATION DATE” means the Close of Business on May 5, 2006 or on such later date as of which a Participant no longer has Beneficial Ownership of any Voting Securities.

(m)                               “GROUP” means any two or more Persons acting as a partnership, limited partnership, syndicate, or other group constituting a “Person” within the meaning of Section 13(d)(3) of the Exchange Act or a “group” within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act or other comparable rules under the Exchange Act that may hereafter exist.

(n)                                 “GROUP 13D” means the Schedule 13D referred to in paragraph C of the Recitals to this Agreement.

(o)                                 “PARTICIPANT” has the meaning given in the preamble to this Agreement.

(p)                                 The term “PERSON” means any individual, firm, corporation, partnership, limited liability company, limited liability partnership, trust, estate, sole proprietorship, or other association or entity.

(q)                                 “PRELIMINARY PROXY STATEMENT” means the preliminary proxy material referred to in paragraph D of the Recitals to this Agreement.

(r)                                    The term “RELEASED PARTIES” has the meaning given in Section 4.1(a) of this Agreement.

(s)                                  “SEC” means the United States Securities and Exchange Commission.

(t)                                    “VOTING SECURITIES” means the Common Stock, or the equity securities or other equity interest, having voting power, and securities convertible into, exchangeable for or exercisable for (whether or not currently convertible, exchangeable or exercisable) such capital stock or other equity security.

SECTION  2 STANDSTILL AGREEMENT OF PARTICIPANTS

2.1  WITHDRAWAL OF PRELIMINARY PROXY STATEMENT. In consideration of performance by the Company of its obligations contained herein, the Participants shall withdraw and cause the “Concerned Shareholders Committee Of Heritage Commerce Corp.” to withdraw, the Preliminary Proxy Statement, and in connection therewith, shall within 24 hours of execution of this Agreement, execute and send to the Office of Mergers & Acquisitions of the SEC, by facsimile and by EDGAR, tagged as “<TYPE> CORRESP Non-Public Correspondence” or any other tag which results in the filing being readable only by the SEC, a letter substantially in the form of Exhibit A.

2.2.  WITHDRAWAL OF NOTICE OF NOMINATION AND PROPOSAL TO AMEND THE COMPANY’S BYLAWS.  The Participants hereby formally and irrevocably withdraw the notice of the nomination of Louis “Lon” O. Normandin, Humphrey P. Polanen, Webster, Creighton and Dallas contained in the letter of April 19, 2004 to the Board of Directors of the Company submitted by Carmichael, D’Amico, Enfantino and Peters, as well as the notice in such letter of an intent to request that the shareholders fix the size of the Company’s board of directors at 13.

2.3.  STANDSTILL COVENANTS. Each Participant agrees that for the period from the date of this Agreement to the Expiration Date neither that Participant nor any of such Participant’s Affiliates or Associates will, without the prior approval of the board of directors of the Company, directly or indirectly, take, or solicit, request, advise, assist, encourage, or facilitate (including by providing financing to) any other Person to take, any of the following actions; provided, however, that the foregoing shall not apply to any person who is a director of the Company acting in his capacity as a director of the Company with respect to matters considered by and acted on by the Board of Directors of the Company:

(a)                                  MAKE TENDER OR EXCHANGE OFFER. Commence, or announce any intention to commence, or (directly or indirectly or through or in conjunction with any other Person) engage in, a tender or exchange offer for Voting Securities made by any other Person or entity; provided, however, each Participant shall be entitled to sell any Voting Securities in response to any such tender or exchange offer, or on the open market and, each Participant shall be entitled to vote any Voting Securities owed beneficially by such person in such person’s sole and absolute discretion with respect to such tender or exchange offer;

(b)                                 ENGAGE IN SHORT SALES. Make any short sales, enter into any hedging, derivative or similar transactions regarding Voting Securities;

(c)                                  SOLICIT PROXIES. Solicit proxies or written consents of shareholders with respect to Voting Securities under any circumstances, or make, or in any way participate in, any “solicitation” of any “proxy” to vote any Voting Securities or become a “participant” in any election contest or for the approval of a shareholder proposal with respect to the Company (as such terms are defined or used in Regulation 14A under the Exchange Act), or seek to advise or influence any Person with respect to the voting of any Voting Securities; provided, however, each Participant shall be entitled to vote any Voting Securities owed beneficially by such person in such person’s sole and absolute discretion;

(d)                                 DIRECTOR NOMINATIONS.  Nominate any Person or Person as a director of the Company or of any of its subsidiaries, or induce or assist or request any other shareholder to do the same; provided, however, nothing shall prevent any Participant from recommending candidates to the Board of Directors of the Company, or any committee thereof;

(e)                                  CONTROL. Act, alone or in concert with others, to seek to control the management, board of directors, policies, or affairs of the Company or solicit, propose, seek to effect or negotiate with any other Person (including, without limitation, the Company) with respect to any form of business combination or other extraordinary transaction with the Company or any restructuring, recapitalization, similar transaction, or other transaction not in the ordinary course of business, with respect to the Company; provided, however, nothing in this clause (e) shall present any Participant from selling or purchasing any Voting Securities;

(f)                                    SHAREHOLDER LIST.  Request, or take any action to request, access to or review, inspection or copying of, the Company’s list of shareholders, or any information in the possession or control of the Company or to which the Company has access relating to Common Stock Beneficially Owned by any Person, whether under state law, federal law (including but not limited to the federal securities laws and the rules of the SEC) or otherwise, or make any request of the Company to distribute materials to any of the Company’s shareholders.

(g)                                 ACCESS TO RECORDS.  Request, or take any action to request, access to or review, inspection or copying of, any of the Company’s books and records, in whatever form such records may be maintained, whether under state law, federal law (including but not limited to the federal securities laws and the rules of the SEC) or otherwise.

(h)                                 VOTING AGREEMENTS.  Enter into any shareholders agreement, voting agreement or voting trust with other holders of Common Stock.

SECTION 3.  COMPANY UNDERTAKINGS.

3.1  RESIGNATION OF CHIEF EXECUTIVE OFFICER.  The parties to this Agreement agree that, effective immediately, Smith, Chief Executive Officer of the Company, has resigned from his position as Chief Executive Officer and member of the Company’s board of directors and as an officer and member of the board of directors of every subsidiary of the Company.

3.2  APPOINTMENT TO BOARD.  Effective immediately, pursuant to Section 2.8 of the Company’s By-Laws, Webster will fill the vacancy caused by the resignation of Smith as a director of the Company’s Board of Directors.  The Company agrees to re-nominate Webster to its board of directors at the expiration of his term in 2005 and will recommend his re-election to the shareholders in the Company’s proxy materials for the 2005 annual meeting.  Upon his appointment to the Company’s board of directors, Webster will be appointed Chairman of the Corporate Governance and Nominating Committee.  The Company also agrees to consider the recommendations of other candidates to the Board of Directors that may be offered by any Participant in the future.

3.3.  INTERIM CHIEF EXECUTIVE OFFICER.  Effective immediately, the Company will appoint William J. Del Biaggio, Jr. to act as interim Chief Executive Officer until such time as a permanent Chief Executive Officer is appointed by the Company’s board of directors or until the board of directors shall otherwise determine.

3.4  CONSULTING ARRANGEMENT WITH CREIGHTON.  For a period of 120 days following the execution of this Agreement, Creighton shall be employed as a consultant by the Company at the monthly rate of $2000 plus expenses as incurred and documented.  If at the end of the 120 day period Creighton and the Company agree, the Company shall expand the size of the Company’s board of directors by one position and shall appoint Creighton to that open position.  Prior to such appointment, Creighton shall resign from the Advisory Board of Comerica Bank.  In the event Creighton elects not to accept a directorship or to resign from the Advisory Board of Comerica Bank, neither he or any other Participant shall be in breach of this Agreement.

3.5  EXPENSE REIMBURSEMENT.  The Company shall reimburse the Participants for expenses incurred in connection with the Preliminary Proxy Statement in an amount not to exceed $75,000.  Such reimbursement to be paid within five (5) days of the Company’s receipt of an invoice of expenses incurred by the Participants.

SECTION 4  MUTUAL RELEASE

4.1 MUTUAL RELEASE.

(a) Each of the Company, for and on behalf of itself and each of its Affiliates, Associates, predecessors, successors, parents, subsidiaries, divisions, partners, assignees and nominees, and all employees, directors, officers, agents, attorneys, representatives and shareholders of each of them, and each of their Affiliates, Associates, heirs, estates, successors, and assigns, on one part, and each Participant for and on behalf himself or herself and each of his or her Affiliates, Associates, assignees, nominees, employees, agents, attorneys, representatives, heirs, estates, and successors, on the other part, each (as a “CLAIMANT”) hereby mutually release and forever discharge the other and each such Person of the other’s part (the “RELEASED PARTIES”) of and from any and all manner of claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, expenses, and attorneys’ or paralegals’ or other fees whatsoever, whether arising in law or equity, whether based on any federal, state or foreign law or right of action, matured or unmatured, contingent or fixed, liquidated or unliquidated, known or unknown, accrued or unaccrued which the Released Parties or any of them, the Claimants, or any of them, ever had or now have by reason, in connection with, arising out of the calling or conduct of the Annual Meeting; the nomination of persons to the Company’s Board of Directors; the form and content of any preliminary or definitive proxy statement or any public statement related to the Annual Meeting; the resignation, removal, attempted removal or appointment of any person as an officer, director or employee of the Company or any of its subsidiaries (collectively, “CLAIMS”). “Claims” shall not include any claims arising out of or relating to this Agreement or any rights or obligations contained herein.

(b) This release shall be deemed to extinguish all such Claims, and the Company for and on behalf of itself and each Participant for and on behalf of himself and herself, each mutually covenants not to institute or maintain any suits against any of the Released Parties with respect to any of such Claims; provided that this release shall not preclude the Company or any Participant from instituting any action against the other for alleged breach of this Agreement to the extent that the Company’s or Participant’s, as applicable, obligations hereunder remained executory at the time of the alleged breach.

(c) Notwithstanding the forgoing, this release shall not extinguish any Claims regarding (1) any loan or other extension of credit, any lien or other security therefor, or any guarantee or other accommodation thereof, any deposit or obligation payable, or similar banking transaction or service between the Company or any of its subsidiaries and Affiliates and any Participant or his or her Affiliates, Associates, heirs, estates, successors, and assigns or (2) any ordinary course of business commercial transaction among the Claimants or Released Parties.

4.2   LEGAL ACTION.  The Claimants shall not take any action, alone or in concert with others, to instigate, or to encourage, facilitate, incite, or seek to cause others to instigate, legal proceedings with respect to the Claims against the Released Parties or any of its the officers, directors, employees, Affiliates or Associates, advisors or consultants.

4.3 WAIVER OF CALIFORNIA CIVIL CODE SECTION 1542.  In executing this Agreement, the parties waive and relinquish all rights and benefits afforded by California Civil Code Section 1542 (“SECTION 1542”), and do so understanding and acknowledging the significance and consequences of this specific waiver.  Section 1542 states as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

The waiver of Section 1542 provided by this paragraph is an essential term of this Agreement without which the settlement would not have been reached.

SECTION 5 REMEDIES; CHOICE OF LAW; JURISDICTION

5.1 CHOICE OF LAW; CONSENT TO JURISDICTION. All disputes, claims, or controversies arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its rules of conflict of laws. Each of the parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of United States District Court for the Northern District of California, or any state court sitting in the County of Santa Clara, State of California, or any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service so made shall have the same legal force and effect as if served upon such party personally within the State of California.

5.2 REMEDIES. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. The prevailing party or parties in such action or proceeding for such relief shall be entitled to recover from the other party or parties all costs and expenses, including but not limited to reasonable attorneys’ fees, court costs, witness fees, disbursements, and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

SECTION 6 MISCELLANEOUS

6.1 NONDISPARAGEMENT. Except as may otherwise be required by law, from and after the date hereof, neither the Company nor any Participant shall directly or indirectly make or issue or cause to be made or issued any disclosure, announcement, or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media, or securities analyst) concerning the other party or, with respect to the Company, any of its past, present or future directors, officers, employees, advisors or consultants or other Affiliates or Associates, which disparages such other party or any of such other party’s respective past, present, or future directors, officers, employees, advisors, consultants or other Affiliates or Associates.

6.2 COSTS AND EXPENSES. Except as provided in Section 3.5, all costs and expenses incurred in connection with the transactions contemplated hereby, including the negotiation, execution, delivery, and performance hereof, shall be paid by the party incurring such cost or expense.

6.3 AMENDMENT; WAIVER. No amendment or waiver of any provision of this Agreement shall be implied by any failure of any party to enforce any remedy upon the violation of such provision, even if such violation is continued or repeated subsequently, and in no event shall any amendment or waiver of any provision of this Agreement be effective against any party hereto unless expressed in writing signed by that party. No express waiver shall affect any provision other than the one specified in such waiver, and that only for the time and in the manner specifically stated.

6.4 HEADINGS. The headings and captions are for convenience only and shall not be deemed to limit, construe, affect or alter the meaning of the underlying provisions.

6.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same document.

6.6 SEVERABILITY. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any jurisdiction for any reason, such invalidity, illegality or unenforceability shall not affect the remainder of this Agreement, and the remainder of this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable portion were not contained herein.

6.7 NOTICE. Any notice or other communication required or permitted hereunder shall, unless otherwise expressly provided, be in writing and be deemed to have been properly given, served and received (a) if delivered by messenger, when delivered, (b) if mailed, on the third Business Day after deposit in the United States Mail, certified or registered, postage prepaid, return receipt requested, (c) if emailed or faxed, two hours after being dispatched by email or fax if such second hour falls on a Business Day within the hours of 9:00 a.m. through 5:00 p.m. of the time in effect at the place of receipt, or at 9:00 a.m. on that Business Day if the second hour is before 9:00 a.m., or at 9:00 a.m. on the next Business Day thereafter if such second hour is later than 5:00 p.m. or other than on a Business Day, or (d) if delivered by commercial overnight express courier, freight prepaid, for next day delivery, the next Business Day after delivery to such courier; in every case addressed to the party to be notified as follows:

In the case of the Company:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California 95113
Attention:	Richard L. Conniff
President and Chief Operating Officer
Heritage Commerce Corp
	Telephone:	(408) 494-4597
	Facsimile:	(408) 947- 6910
	Email:	Richard.conniff@herbank.com

with a copy to:

Bingham McCutchen LLP
Three Embarcadero Center, 18th Floor
San Francisco, California 94111
Attention:	James M. Rockett, Esq.
Telephone:	(415) 393-2025
Facsimile:	(415) 393-2286
Email:	james.rockett@Bingham.com

In the case of the Participants, or of any of them:

Gordon M. Bava, Esq.
Manatt, Phelps & Philips, LLP
11355 West Olympic Boulevard
Los Angeles, California 90064-1614
Telephone:	(310) 312-4204
Facsimile:	(310) 310-4224
Email:	gbava@manatt.com

or to such other address(es) or addressee(s) as any party entitled to receive notice hereunder shall designate to the others in the manner provided herein for the service of notices. Rejection or refusal to accept delivery or inability to deliver because of changed address or because no notice of changed address was given, shall be deemed receipt.

6.8 SUCCESSORS. This Agreement shall inure to the benefit of, and be binding upon, each party and that party’s respective successors and assigns.

6.9 COMPLETE AGREEMENT. This Agreement contains the entire agreement among the parties and supersedes any prior understanding or agreements among them respecting any matter covered by this Agreement.

6.10 FURTHER ASSURANCES.  Each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all tings necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.  If any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties shall take all such necessary action.

6.11 WAIVER OF JURY TRIAL. Each of the parties to this Agreement, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right any of them may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them. No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by any party except by a written instrument executed by all parties.

THE NEXT PROVISION OF THIS DOCUMENT IS HEADED “SIGNATURES” AND INTENTIONALLY BEGINS ON A SEPARATE PAGE

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first set forth above.

HERITAGE COMMERCE CORP

	By:	/s/ William Del Biaggio, Jr.
William J. Del Biaggio, Jr.
Chairman of the Board

/s/ Brad Smith
Brad L. Smith, Individually

THE FOLLOWING PARTICIPANTS, INDIVIDUALLY AND ON BEHALF OF THEIR AFFILIATES AND ASSOCIATES

/s/ James D’Amico	/s/ Arthur Carmichael
James “Jim” D’Amico	Arthur “Art” Carmichael, Jr.

/s/ William Del Biaggio, III	/s/ William Dallas
William “Boots” Del Biaggio, III	William “Bill” D. Dallas

/s/ Tracey Enfantino	/s/ Robert W. Peters
Tracey Enfantino	Robert W. Peters

/s/ Gary Thornhill	/s/ Ranson Webster
Gary L. Thornhill	Ranson W. Webster

/s/ Norman P. Creighton
Norman “Norm” P. Creighton